SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BIRCH MOUNTAIN RESOURCES LTD.
3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON
SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the “Meeting”) of holders of common shares of Birch Mountain Resources Ltd. (the “Corporation”) will be held at the Angus/Northcote Room, Bow Valley Square II, Plus 30 level Conference Centre, 205 – Fifth Avenue S.W., T2P 2V7, at 3:30 p.m. (Calgary time), on Thursday, June 21, 2001, for the following purposes:

1.	to fix the board of directors of the Corporation at six (6) members;
2.	to elect the board of directors for the ensuing year;
3.	to appoint auditors for the ensuing year and to authorize the board of directors to fix their remuneration;
4.	to approve an ordinary resolution to extend the expiry date of certain options held by a former director of the Corporation; and
5.	to transact such other business as may be properly brought before the Meeting.

        DATED at the City of Calgary, in the Province of Alberta, this 24th day of April, 2001.

BY ORDER OF THE BOARD OF DIRECTORS
/s/Douglas J. Rowe Douglas J. Rowe President and Chief Executive Officer

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. In accordance with the by-laws of the Corporation, all proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 6th Floor Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the meeting or any adjournment thereof.

BIRCH MOUNTAIN RESOURCES LTD.
3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

NOTE: Shareholders who do not hold their shares in their own name as registered shareholders, should read "Advice to Beneficial Shareholders" within for an explanation of their rights.

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is provided in connection with the solicitation of proxies by the Board of Directors and the management of Birch Mountain Resources Ltd. (the “Corporation”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders of the Corporation, to be held on Thursday, June 21, 2001, at the hour of 3:30 p.m. (Calgary time) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs thereof will be borne by the Corporation.

VOTING OF PROXIES

All common shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person, (who need not be a shareholder of the Corporation) other than Mr. Douglas J. Rowe of Calgary, Alberta, the President, Chief Executive Officer and a director of the Corporation, and Mr. Donald L. Dabbs of Calgary, Alberta, Vice-President, Chief Financial Officer and a director of the Corporation and the management designees, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated and deleting therefrom the names of the management designees or by completing another proper Instrument of Proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form and delivering same to the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 6th Floor Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the proxy bearing a later date with the Registrar and Transfer Agent of the Corporation, Montreal Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other matter permitted by law. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from registered shareholders (i.e. shareholders of record) can be recognized, and only registered shareholders may vote at the Meeting. Beneficial Shareholders who complete and return a form of proxy must indicate thereon the name of the person (usually a brokerage house) who holds their shares as a registered shareholder. Every attempt will be made to pass such proxies along to the appropriate registered shareholder in order that the registered shareholder may vote in accordance with the wishes of the Beneficial Shareholder. The form of proxy supplied to Beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record (registered shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value, of which 33,647,122 common share are issued and outstanding as at the date hereof.

Holders of common shares on record at the close of business on May 4, 2001 (the “Record Date”) are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held except to the extent that, (i) the holder transfers his or her shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed share certificates or otherwise establishes his or her ownership of the shares and demands, not later than ten days prior to the Meeting, that his name be included in the list before the Meeting, in which case the transferee may vote those shares.

The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

As of the date hereof, no person or company, to the knowledge of the directors or senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the outstanding common shares of the Corporation that are entitled to vote at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

A.     Compensation of Directors

During the fiscal year ended December 31, 2000, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors.

Executive officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See “Compensation of Executive Officers”.

The Corporation currently has in effect a stock option plan dated November 2, 1994 (the “Plan”), under which non-transferable options (the “Options”) to purchase common shares may be granted to directors, officers, employees and consultants of the Corporation or an affiliate of the Corporation. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Corporation, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) and was approved by the shareholders on November 2, 1994. See also “Compensation of Executive Officers - Options”.

During the fiscal year ended December 31, 2000 no stock options were granted to directors and executive officers of the Corporation.

During the fiscal year ended December 31, 2000 directors and executive officers of the Corporation exercised stock options as set forth below.

OPTIONS EXERCISED BY DIRECTORS AND EXECUTIVE OFFICERS DURING
THE FISCAL YEAR ENDED DECEMBER 31, 2000

Date of Exercise	Number of Common Shares Issued	Aggregate Net Value Realized
January 17, 2000	50,000	$100,250
March 3, 2000	10,000	$22,000
March 6, 2000	100,000	$259,500
June 15, 2000	50,000	$32,500
July 5, 2000	300,000	$234,750(1)

Note:

(1)	During the fiscal year ended December 31, 2000, trading in the Common Shares of the Corporation was halted and then suspended from June 16, 2000 to September 29, 2000. The aggregate net value realized is, therefore, based on the market value on June 15, 2000.

B.     Compensation of Executive Officers

As at December 31, 2000, the Corporation had three executive officers. The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred), paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal year ended December 31, 2000 was $325,615.

        1.     Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the Corporation's fiscal year ended December 31, 2000 to the President and Chief Executive Officer of the Corporation and the Vice-President, Exploration of the Corporation (together, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation	Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Securities Under Options Granted (#)
Douglas J. Rowe President and Chief Executive Officer	1998 1999 2000	108,000 (1) 108,000 125,330	200,000 120,000 Nil
Hugh J. Abercrombie Vice-President, Exploration	1998 1999 2000	86,500 104,900 103,075	225,000 120,000 Nil

Note:

(1)	Pursuant to a shares for services agreement date November 26, 1998, between the Corporation and Douglas J. Rowe, the Corporation agreed to issue shares in partial satisfaction of Mr. Rowe’s remuneration. For the six month period commencing October 1, 1998, the Corporation issued 21,739 common shares per month at a price of $0.23 per common share to Mr. Rowe in partial satisfaction of agreed upon remuneration (equivalent to $5,000.00 of compensation per month).

There were no other executive officers at the end of the most recently completed financial year whose salaries and bonuses exceeded $100,000 per year.

The following table and the notes thereto set forth information in respect of each exercise of options by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2000 and the financial year-end value of unexercised options.

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2000
AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2000 (#) Exercisable/Unexercisable	Value of Unexercised "in- the-Money" Options at December 31, 2000(1) ($) Exercisable/Unexercisable

Hugh J. Abercrombie	10,000	$22,000	410,000/Nil	76,000/Nil
Douglas J. Rowe	100,000	$94,000	320,000/Nil	26,950/Nil

Note:

(1)	Unexercised "in-the-money" options refer to those option in respect of which the market value of the underlying security as at the financial year end exceeds the exercise price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2000 and the exercise price. The closing price of the common shares on December 29, 2000 was $0.73.

        2.     Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996 comprised of Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Corporation), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Corporation), Kerry E. Sully (Chairman of the Board of Directors of the Corporation).

        3.     Report on Executive Compensation

The Corporation's Compensation Committee (the "Committee") is responsible for matters relating to executive compensation. The Committee is responsible for reviewing the structure of the Company's executive compensation and for establishing compensation of the Corporation's executive officers. The Corporation had four executive officers at the fiscal year end, Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Chief Financial Officer, Hugh J. Abercrombie, Vice President, Exploration and John R. Houghton, Corporate Secretary.

Compensation Policy

The Corporation’s compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer’s responsibilities and performance. The Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Committee, the issuance of stock options has had the advantages of encouraging growth in the Corporation and its share value, while reducing the cash expenditures required to pay executive salaries. Previously, the Committee undertook a review of the compensation paid by similar junior natural resources issues in setting guidelines for the compensation of the Corporation’s executive officers. The Corporation is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995 and approved by the shareholders of the Corporation on May 31, 1996. Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee. On December 5, 2000, the Board of Directors of the Corporation approved an increase in Mr. Rowe’s annual salary to $140,000 per annum, effective June 15, 2000.

The Corporation's level of executive compensation is not currently tied to corporate performance given that it is in non-revenue generating stage.

Submitted by the Compensation Committee of the Board of Director Lanny K. McDonald, Chairman Douglas J. Rowe Kerry E. Sully

        4.     Performance Graph

The following table and graph sets forth the total cumulative shareholder return for $100 invested in common shares of the Corporation on January 31, 1996 with the cumulative total return of the ASE/CDNX Index, in each case over the five-year period ending December 31, 2000.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]

        5.     Termination of Employment or Change of Control

On December 1, 1995, the Corporation entered into an employment contract with Douglas J. Rowe setting out the terms and conditions of Mr. Rowe’s employment as President and Chief Executive Officer of the Corporation at an annual salary of $108,000. On December 5, 2000, the Board of Directors of the Corporation approved an increase in Mr. Rowe’s annual salary to $140,000 per annum, effective June 15, 2000. The agreement contains a termination clause that provides compensation to Mr. Rowe in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Rowe within seven business days after the date of termination:

a.	two and one half times his then current annual salary;
b.	the present worth of all employee benefits which would have been available to Mr.Rowe for a period of 18 months from the date of termination; and
c.	the total amount of all membership due for 8 months, unless previously paid.

C.     Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended December 31, 2000, no director, executive officer, senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or its subsidiary nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or its subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS IN
MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any proposed or ongoing transactions of the Corporation or any matters to be acted on at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

A.     Management Report

The Board of Directors of the Corporation has approved all of the information in the Annual Report that accompanies this Management Information Circular, including the audited consolidated financial statements as at December 31, 2000.

B.     Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of six (6) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at six (6) members for the next ensuing year.

C.     Election of Board of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his municipality of residence, his principal occupation, business or employment, the period during which he has served as a director, and the number of voting common shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name and Municipality of Residence	Principal Occupation, Business or Employment	Position or Office within Corporation	Year Became a Director	Voting Shares Beneficially Owned as at Date hereof

Kerry E. Sully Vancouver, British Columbia	Mr. Sully has been President and CEO of CGX Energy Inc. since March, 1999 and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995.	Chairman of the Board	1995	100,000 (0.3%)
Douglas J. Rowe Municipal District of Rockyview No. 44, Alberta	Mr. Rowe is President and CEO of the Corporation, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.	President, CEO and Director	1994	2,346,883 (7.0%)
Donald L. Dabbs Municipal District of Rockyview No. 44, Alberta	Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from February 1998 to August 1999. He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994. There, Mr. Dabbs was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.	Vice-President, CFO and Director	1994	379,934 (1.1%)
Lanny K. McDonald Municipal District of Rockyview No. 44, Alberta	In 1990, after more than 16 years of National Hockey League play, Lanny joined the Calgary Flames as Vice President. In 2000 Lanny left the Flames and is now Marketing Director with Baker Hughes Canada. Lanny is also the Assistant Executive Director for the Men's World Hockey Championship in 2001. Lanny is chairman of the compensation committee, and a member of the audit committee.	Director	1995	145,000 (0.4%)
Dr. J.I. (Jack) Clark St. John's, Newfoundland	For the past few years, Dr. Clark has been an Honorary Research Professor and Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients in Canada, U.S.A. and internationally.	Director	2001	Nil
Charles Hopper New York, New York	Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.	Director	2001	Nil

The Corporation does not have an Executive Committee. Pursuant to the provisions of the Business Corporations Act (Alberta) the Corporation is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and the Corporation’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Corporation’s auditors. The audit committee of the Corporation currently consists of Lanny K. McDonald, Kerry E. Sully and Donald L. Dabbs.

D.     Appointment of Auditors

Unless directed otherwise by a proxyholder, such authority is withheld, the management designees, if named as proxy, intend to vote the common shares represented by any such proxy in favour of a resolution appointing of Meyers Norris Penny, Chartered Accountants, as auditors for the Corporation for the next ensuing year, to hold office until the close of the next Annual General Meeting of Shareholders or until the firm of Meyers Norris Penny is removed from office or resigns as provided law by the Corporation’s By-laws and authorizing the directors to fix the compensation of the auditors

E.     Approval of Extension of Stock Options

The shareholders will be asked to consider and, if thought fit, approve an ordinary resolution approving the extension of the expiry date of 100,000 stock options held by Mr. Myron Goldstein, a director of the Corporation from 1995 to December 5, 2000. Pursuant to the terms of the Stock Option Agreements entered into between the Corporation and Mr. Goldstein, the stock options ordinarily would have expired on March 5, 2001, being the date which is 90 days from the date of his resignation. The Canadian Venture Exchange Inc. has conditionally approved the extension of the expiry date of these stock options to December 5, 2001, conditional upon obtaining the approval of disinterest shareholders.

In the absence of the contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the extension of the expiry date of the stock options.

The text of the proposed resolution is as follows:

“BE IT AND IT IS HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1.	the extension of the expiry date of 50,000 stock options to purchase common shares of the Corporation with an exercise price of $0.70 per share and the extension of the expiry date of 50,000 stock options to purchase common shares of the Corporation with an exercise price of $1.36 per share to December 5, 2001, being one year from the date of resignation of the optionee, be and is hereby approved, ratified and confirmed; and

2.	any one director or officer of the Corporation be and is hereby authorized on behalf, or in the name of the Corporation, to take all necessary steps and proceedings, to execute, deliver and to file any and all declarations, agreements, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.”

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before that Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

All matters to be brought before the meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of common shares. If majority of the common shares represented at the meeting should be voted against the appointment of Meyers Norris Penny, Chartered Accountants, as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based on the recommendation of the audit committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at the Meeting. The contents and sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta this 24th day of April, 2001.

/s/ Douglas J. Rowe DOUGLAS J. ROWE Chief Executive Officer	/s/ Donald L. Dabbs DONALD L. DABBS Chief Financial Offier

BIRCH MOUNTAIN RESOURCES LTD.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND
MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL AND SPECIAL
MEETING OF COMMON SHAREHOLDERS TO BE HELD ON JUNE 21, 2001

The undersigned, being a common shareholder of Birch Mountain Resources Ltd. (the “Corporation”), hereby nominates, constitutes and appoints Douglas J. Rowe, President and Chief Executive Officer of the Corporation, or failing him, Donald L. Dabbs, Vice-President and Chief Financial Officer of the Corporation, or in the place and stead of the foregoing, ___________________________________________, the true and lawful attorney and proxy of the undersigned to attend, to act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the common shareholders of the Corporation to be held on Thursday, June 21, 2001, and at any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this Instrument of Proxy in the following manner:

1.        FOR    [   ]     AGAINST   [   ]

To fix the board of directors at six (6) members.

2.        FOR    [   ]     OR WITHHOLD FROM VOTING   [   ]

The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this Instrument of Proxy.

3.        FOR    [   ]     OR WITHHOLD FROM VOTING   [   ]

The appointment of Meyers Penny Norris, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

4.        FOR    [   ]     AGAINST   [   ]

The ordinary resolution approving the extension of the expiry date of certain options held by a former director of the Corporation.

DATED this _____ day of ___________________, 2001.

________________________________________ (Signature of Shareholder)
________________________________________ (Name of Shareholder)
________________________________________ (Number of Shares Voted)
A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy. Where a choice in respect of any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy, will be voted in accordance with such specifications. If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the Meeting.

This instrument of proxy is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 6th Floor Western Gas Tower, 530 - 8th Avenue S.W, Calgary, Alberta, T2P 3S8, not later than forty eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
May 29, 2001	/s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO